UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Form 10-Q

For The Period Ended September 30, 2017

000-54173

(Commission file number)

FLATWORLD ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

British Virgin Islands  98-0666872

(State or other jurisdiction of incorporation or organization)   (I.R.S. Employer Identification Number)

PART I

REGISTRANT INFORMATION

Palm Grove House, Road Town, Tortola, VG1110, British Virgin Islands

 (Address of principal executive offices)

VG1110

 (Zip Code)

Issuer’s telephone number is:

 +1 (284) 545 6127

PART II

RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒  (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

FlatWorld Acquisition Corp. (the “Company”) is in the process of completing its unaudited financial statements, which could not be completed before the November 14, 2017 deadline to file the Company’s Form 10-Q for the period ended September 30, 2017 (the “10-Q”) without unreasonable effort or expense. The Company expects that the 10-Q will be filed with the U.S. Securities and Exchange Commission (the “SEC”) within the five calendar day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Raj K. Gupta                                      212 796-4003

(Name)                                                 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 ☒ YES    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☐ YES     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

N/A

FLATWORLD ACQUISITION CORP.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2017                                                  By:  /s/ RAJ K. GUPTA

Raj K. Gupta

Chief Executive Officer